

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

June 13, 2017

Mireille Samson
Chief Executive Officer
Advanced Fuel Technologies Ltd.
999 18th Street, Suite 3000
Denver, CO 80202

> **Re: Advanced Fuel Technologies Ltd.**
> **Offering Statement on Form 1-A**
> **Filed May 17, 2017**
> **File No. 024-10700**

Dear Ms. Samson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II
General

1.   In light your disclosure that you will use the proceeds of the offering to purchase the capital stock of Bio Lux, please provide your analysis as to why you are not required to register as an Investment Company under the Investment Company Act of 1940.

Cover page of Offering Circular

2.   We are not able to locate the legend required by Rule 254(a) as required by Part II(a)(4) of Form 1-A. Please advise.

3.   Please include the legend on the cover page required by Part II(a)(5) of Form 1-A.

Item 3. Summary and Risk Factors, page 2

Summary, page 2

4.   You indicated that you have a Memorandum of Understanding for the acquisition of Lux Biologics Ltd. under which you will purchase half of the common shares in Lux Biologics for $1.5 million with an option to purchase the other half of the issued and outstanding shares from its founder for $1.5 million, expiring at the end of April 2018. In accordance with Rule 8-04 of Regulation S-X, please tell us what consideration you gave to whether the financial statements of Lux Biologics Ltd should be included in your filing. Please provide us with a comprehensive analysis that specifically addresses (i) whether the acquired assets and assumed liabilities meet the definition of a business,(ii) the significance of the acquiree and (iii) whether the consummation of the business acquisition is probable or has recently occurred. Please also address the need for pro forma financial information pursuant to Rule 8-05 of Regulation S-X.

Risk Factors
We are an "emerging growth company"…, page 20

5.   Please disclose, if true, your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933.

Item 5. Plan of Distribution, page 29

6.   Please revise this section to include the disclosure in Item 5(e) of Form 1-A.

Item 6. Estimated Use of Proceeds to Issuer, page 29

7.   Please include enhanced disclosure regarding how you will utilize the proceeds from this offering if you do not raise enough to purchase ownership in Bio Lux, or if you do not raise enough to open a manufacturing facility.

Item 7. Description of Business, page 29

8.   Given that you intend to use the proceeds from this offering to acquire at least half of Bio Lux, please include a description of Bio Lux's business.

Item 10. Directors, Executive Officers and Significant Employees, page 39

9.   You have indicated that Ms. Albano is working full time for the company, however, on the subsequent page, you disclose that Ms. Albano is currently working for Banque Laurentienne du Canada and also for Le Groupe Investors of Montreal, Canada. Similarly, you indicate that Ms. Samson is full time and disclose that she is currently

employed as a helicopter pilot for the Canadian Coastguard. Please reconcile this disclosure.

Item 12. Security Ownership of Management and Certain Security Holders, page 41

10.   Please identify the other holders of your Convertible Preferred Class A. Your disclosure on page 20 indicates that three holders own the remaining 94.75% of this stock and therefore have substantial control. In addition, to the extent these holders are affiliated with Bio Lux, please include appropriate disclosure in Item 13.

Signatures

11.   Please revise your signature page to conform with the signature instructions set forth in Form 1-A.

Exhibit 6.1

12.   We note paragraph 4 of the MOU states that "LUX will endeavor to provide the INVESTOR with a draft of the Formal Agreements within ninety (90) days of the execution." Given that the agreement was signed in August 2016, please provide us with a status update on the formal agreements to which you refer.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Ernest Greene at (202) 551-3733 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. You may contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction